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FEB 27 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCE 500, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON McCLINTOCK 949/253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



JULIE F. MORIN
Commission # 1527278
Notary Public - California
Orange County
My Comm. Expires Nov 16, 2008

Signature JON McCLINTOCK

CFO
Title

Notary Public JULIE F MORIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Finance 500, Inc.
Long Beach, California

We have audited the accompanying statement of financial condition of Finance 500, Inc. as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Long Beach, California
February 5, 2007

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents:		
Cash in banks		$ 312,810
Money market		1,317,390
Total cash		1,630,200
Receivables:		
Commissions	$ 1,485,130	
Other	115,101	1,600,231
Other marketable securities		189,772
Deposits		250,000
Property and equipment, at cost, less $60,707 of accumulated depreciation		370,094
Total assets		$ 4,040,297

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable		$ 904,043
Accounts payable		395,600
Income taxes payable		800
Other liabilities - securities, short-position		13,385
Settlement payable		27,000
Total liabilities		1,340,828
Commitments		-
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Additional paid-in capital	2,000,000	
Retained earnings	684,469	
Total stockholder's equity		2,699,469
Total liabilities and stockholder's equity		$ 4,040,297

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions income		$ 17,362,520
Listed income fees		1,036,790
Rebate fees		11,998
Other income		95,592
Total revenues		18,506,900
Expenses:		
Commissions	$ 12,113,322	
Salaries	1,951,249	
Rents	444,417	
Consulting and professional fees	728,920	
Communications	177,942	
Equipment costs and supplies	35,185	
Registration fees	110,867	
Insurance	191,745	
Pension contribution	42,185	
Business development	254,562	
Settlement expense	27,000	
Other operating expenses	2,617,681	
Total expenses		18,695,075
Income before income taxes		(188,175)
Income tax expense (benefit)		(32,884)
Net income (loss)		$ (155,291)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 15,000	452,000	839,760	1,306,760
Additional paid-in capital	-	1,548,000	-	1,548,000
Net income (loss) for the year ended December 31, 2005	-	-	(155,291)	(155,291)
Balance, at end of year	$ 15,000	2,000,000	684,469	2,699,469

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (155,291)
Adjustments to reconcile loss to net cash provided by operating activities:		
Increase in commissions receivable	(41,425)	
Decrease in other receivable	48,582	
Increase in other securities	(74,445)	
Decrease in commissions payable	(324,078)	
Increase in accounts payable	163,860	
Increase in other liabilities	7,601	
Increase in settlement payable	27,000	
Total adjustments		(192,905)
Net cash flows used for operating activities		(348,196)
Cash flows from investing activities		
Capital expenditures	(370,094)	
Net cash flows used for investing activities		(370,094)
Cash flows from financing activities		
Additional paid-in capital	1,548,000	
Net cash flows provided by financing activities		1,548,000
Net increase in cash		829,710
Cash and cash equivalents, beginning of year		800,490
Cash and cash equivalents, end of year		$ 1,630,200

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California The Company is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

FINANCE 500, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2006

(3) DEPOSITS

The deposit of $250,000 as of December 31, 2006, consists of monies being held by Penson Financial Services, the Company's clearing agent.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$ 52,039
Office furniture and fixtures	378,762
	430,801
Less accumulated depreciation	(60,707)
Net property and equipment	$ 370,094

(5) PROVISION FOR INCOME TAXES

Income tax expense consists of the following:

	Federal	State	Total
Current	$ (33,684)	$ 800	$ (32,884)
Total	$ (33,684)	$ 800	$ (32,884)

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

The Company's deferred tax assets resulted from State net operating loss carryforwards that may be applied against future taxable income and that expire in 2016. The net operating loss carryforwards amounted to $128,518. The deferred tax asset is as follows:

Deferred tax asset	$ 11,361
Valuation allowance	(11,361)
	-

A valuation allowance was established due to the uncertainty of realization of the benefit of such carryforwards.

FINANCE 500, INC.
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2006

(6) PENSION PLAN

The Company sponsors a 401(k) pension plan which is open to all employees who have been with the Company for at least three months. The Company matches 5% for every dollar the employee contributes to the plan. Employer contributions to the plan for the year amounted to $42,185

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Bank of America which had a bank balance of $512,879 at December 31, 2006. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation.

The Company also maintains an investment account and a money market account with Penson Financial Services, Inc. (Penson) and Fidelity Investments (Fidelity), respectively. The accounts had balances of $374,626 and $885,896, respectively at December 31, 2006. The Company also maintains a clearing deposit account at Penson which is required by the Securities and Exchange Commission. Accounts held at Penson and Fidelity are insured by the Securities Investor Protection Corporation.

(8) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2006, the net capital ratio was 0.61 to 1 and net capital was $2,159,460 which exceeded the required minimum capital by $2,059,460.

(9) COMMITMENTS

The Company entered into a sixty-month lease expiring May 31, 2011, for an office suite in Irvine, California.

The remaining minimum future lease payments under this lease as of December 31, 2006 are:

Year		Amount
2007	$	313,443
2008		318,131
2009		326,168
2010		334,205
2011		196,907
	$	1,488,854

The Company has also entered into various operating leases on computer equipment. The terms of the leases are sixty month periods expiring in various years through 2012.

(9) COMMITMENTS, continued

Minimum future lease payments under the lease terms as of December 31, 2006 for each of the next five years and in the aggregate are:

Year Ended December 31,	Amount
2007	$ 96,265
2008	90,337
2009	78,845
2010	69,543
2011	57,196
Subsequent to 2011	864
Total minimum future rental payments	$ 393,050

Rent expense for the year was $444,417.

(10) SUBSEQUENT EVENT - CLAIM SETTLEMENT

A claim brought against the Company by a former registered representative was settled in February 2007. The settlement amounted to $27,000 which was charged to operations in 2006. A settlement payable and settlement expense are shown in the Statement of Financial Condition and Statement of Income (Loss), respectively.

FINANCE 500, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Total equity from statement of financial condition		$ 2,699,469
Less non-allowable assets:		
Other receivable	$ (115,101)	
Property and equipment	(370,094)	
		(485,195)
Net capital before haircut		2,214,274
Haircut:		
Money market (2% of $1,317,390)	(26,348)	
Other marketable securities (15% of $189,772)	(28,466)	
		(54,814)
Net capital		$ 2,159,460

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 88,496
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 2,059,460

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,340,828
Deduct other liabilities - securities, short-position	13,385
Total aggregate indebtedness	$ 1,327,443
Ratio of aggregate indebtedness to net capital	0.61 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

FINANCE 500, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2006

Net capital as reported in unaudited Focus Report Part II A		$ 2,186,459
Adjustments:		
Settlement payable	$ (27,000)	
Rounding	1	
		(26,999)
Net capital as reported in audited financial statements		$ 2,159,460

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. While such differences are material, the Company is in compliance with the minimum net capital requirement.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Finance 500, Inc.
Long Beach, California

In planning and performing our audit of the financial statements of Finance 500, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we have considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management of employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 5, 2007

END